EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
Optimi Health Corp. (the “Company”) 269 David Brown Way Po Box 728 Princeton, BC V0X 1W0
Item 2	Date of Material Changes
September 29, 2026.
Item 3	News Releases
A news release with respect to the material change was disseminated by the Company on September 29, 2026, through GlobeNewswire and filed on SEDAR+.
Item 4	Summary of Material Change
On September 29, 2026, the Company announced the appointment of Melanie Pump to its Board of Directors (the "Board").
Item 5

Full Description of Material Changes:

On September 29, 2026, the Company announced the appointment of Melanie Pump to the Board. The Company also announced that Leah Hodges had resigned as Corporate Secretary of the Company. Dane Stevens, the Company’s Chief Executive Officer has been appointed to fill the role.

Item 6	Reliance on Section 7.1(2) of National Instrument 51-102
Not applicable.
Item 7	Omitted Information
Not applicable.
Item 8	Executive Officer The name and business telephone number of the officer of the Company who can answer questions regarding this material change report is as follows:
Dane Stevens, Chief Executive Officer dane@optimihealth.ca 778-899-4367
Item 9	Date of Report
September 29, 2026

Optimi Health Appoints Melanie Pump to Board of Directors

Seasoned finance executive brings more than 25 years of leadership experience across technology, digital infrastructure, software, fintech and emerging growth companies

VANCOUVER, British Columbia, Sept. 29, 2026 (GLOBE NEWSWIRE) -- Optimi Health Corp. (NASDAQ: OPTH) (CSE: OPTI) (FSE: 8BN) ("Optimi" or the “Company"), a commercial-stage manufacturer and clinical-stage developer of regulated psychedelic drug products, today announced the appointment of Melanie Pump to its Board of Directors (the "Board").

Ms. Pump is a seasoned finance executive with more than 25 years of experience across technology, digital infrastructure, software, fintech and emerging growth companies. She currently serves as Chief Financial Officer of Qu Data Centres.

"We are pleased to welcome Melanie to Optimi’s Board," said Dane Stevens, Optimi Chief Executive Officer and Co-Founder. "Her extensive financial leadership experience across technology-driven and emerging growth companies, together with her public company board experience, will add valuable perspective as Optimi continues to execute on its strategic priorities and advance its position in the regulated psychedelic pharmaceutical market."

Ms. Pump also currently serves on the Board of Directors of Mobio Technologies Inc. (TSXV: MBO) and previously served as a director of BTCS Inc. Her background combines senior financial leadership with public company governance experience across a range of technology-focused and growth-oriented businesses.

“I’m pleased to join Optimi’s Board at an important stage in the Company’s development,” said Melanie Pump. “Optimi has built a strong foundation in regulated psychedelic drug manufacturing and is advancing meaningful opportunities for growth. I look forward to working with Dane, the Board and the broader leadership team, and to contributing my experience in finance, governance and emerging growth companies as Optimi continues to execute on its strategic priorities.”

The Company also announces that Leah Hodges has resigned as Corporate Secretary of the Company. Dane Stevens, the Company’s Chief Executive Officer has been appointed to fill the role. The Company thanks Mrs. Hodges for her service.

About Optimi Health Corp.

Optimi Health Corp. is a commercial-stage pharmaceutical company focused on manufacturing and distributing GMP-grade psychedelic drug products for mental health therapies. As a Health Canada-licensed pharmaceutical manufacturer, Optimi produces validated MDMA and botanical psilocybin drug products at its GMP-compliant facilities in British Columbia, Canada. Optimi supplies both active pharmaceutical ingredients and finished dosage forms to regulated clinical and therapeutic programs internationally, with products currently prescribed to patients in Australia under the country’s Authorized Prescriber Scheme and accessible in Canada through the Special Access Program.

For more information, please visit optimi.net.

For more information, please contact:
Dane Stevens, CEO
Optimi Health Corp.
(778) 761-4551
investors@optimihealth.ca
www.optimihealth.ca

Investor Relations Contact:
CORE IR
ir@optimi.net

Forward-Looking Statements

This press release may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Future results may differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements and forward-looking information are often identified by words such as “expects,” “anticipates,” “believes,” “intends,” “plans,” “estimates,” “may,” “will,” “would,” “could,” or similar expressions. In this news release, forward-looking statements and forward-looking information relate to, among other things, information regarding: the Company’s execution of its strategic priorities, position in the regulated psychedelic pharmaceutical market, opportunities for growth, and the contribution of Ms. Pump's experience going forward. Forward-looking statements and forward-looking information are based on several assumptions and are subject to a number of known and unknown risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking statements. These risk factors include, among other things, market acceptance of the Company’s products, as well as those described under “Risk Factors” in the Company’s registration statement on Form F-1, as amended, and other filings with the U.S. Securities and Exchange Commission made from time to time which are available at www.sec.gov and on SEDAR+ at www.sedarplus.com and in the Company’s continuous disclosure filings available under its SEDAR+ profile at www.sedarplus.com. Forward-looking statements reflect current expectations of management regarding future events and speak only as of the date of this press release. Except as expressly required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Any forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement.

Neither the Canadian Securities Exchange nor the Canadian Investment Regulatory Organization accepts responsibility for the adequacy or accuracy of this release.